Exhibit 99.1

Ballard Reports Q3 2018 Results

  Revenue of $21.6M, 30% Gross Margin and ($3.6)M Adjusted EBITDA
  Full-year 2018 Outlook revised to revenue of $90-95M
  Announcement of strategic collaboration with Weichai Power

VANCOUVER, Oct. 31, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the third quarter ended September 30, 2018. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Randy MacEwen, President and CEO said, "Ballard delivered Q3 revenue of $21.6 million, gross margin of 30% and Adjusted EBITDA of ($3.6) million. Financial results disappointed in Q3, primarily due to a slower-than-expected ramp-up in China, while the Company's long-term value and growth potential improved in the quarter. Near-term headwinds in China resulted in a material reduction in MEA sales to the Guangdong Synergy-Ballard joint venture in Q3 and in our outlook. Slower growth in market demand has been primarily the result of the relatively modest pace of hydrogen fueling station roll-out, along with evolving government subsidy rules and delays in Fuel Cell Electric Vehicle, or FCEV, certifications. During the quarter, however, we also announced a strategic collaboration with Weichai Power, announced the divestiture of our Power Manager business, and unveiled our next-generation fuel cell stack. We continue to position Ballard as the leading fuel cell technology provider in the FCEV market for Heavy Duty Motive applications – a market poised for attractive long-term growth in key global geographies."

Mr. MacEwen continued, "Our strategic collaboration with Weichai Power, which we anticipate closing by year-end, is expected to be a positive long-term catalyst for our business. Weichai is a leading Chinese automotive and equipment manufacturer with a strategic focus on China's new energy business segment. This strategic collaboration is validation of the FCEV value proposition in Heavy Duty Motive applications and Ballard's technology leadership position in the PEM fuel cell industry. This transaction will strengthen our balance sheet through equity investments of approximately $183 million, including a further investment of approximately $20 million from Zhongshan Broad-Ocean Motor. Over the next 3 years, we also expect to deliver against our $90 million Technology Solutions program related to a next-generation technology transfer to the planned Weichai-Ballard joint venture."

Given the uncertainties regarding Synergy-Ballard joint venture's ability to meet its "take or pay" commitment under its contract with Ballard, the Company is taking the prudent step of removing the remaining value of this contract from the Order Backlog and 12-month Order Book. With this adjustment, the Order Backlog and 12-month Order Book at the end of Q3 were $122.7 million and $59.6 million, respectively. Ballard is working with the joint venture and other partners to address current issues and future opportunities.

This adjustment, combined with the recent sale of the Power Manager business – which closed in October 2018 – and the associated absence of Power Manager revenue in Q4 2018, results in expected full-year 2018 revenue of approximately $90-95 million.

Q3 2018 Financial Highlights
(all comparisons are to Q3 2017 unless otherwise noted)

  Revenue was $21.6 million, a year-over-year decline of 32% due primarily to lower Heavy Duty Motive product shipments and lack of one-time revenue from China that was generated in 2017.
  The Power Products platform generated revenue of $11.2 million, a decrease of 47%:
    Heavy Duty Motive revenue was $6.3 million, a decrease of 65% primarily related to lower shipments of products to China, including MEAs for the Guangdong Synergy-Ballard joint venture;

    The Portable Power business generated revenue of $1.9 million, an increase of 124% due to Power Manager shipments to complete an order for the U.S. Army;
    Material Handling revenue was $2.7 million, an increase of 31% primarily due to a shift in product mix; and
    Telecom Backup Power revenue was $0.3 million, a decrease of $0.3 million resulting primarily from reduced hydrogen-based product shipments to Europe and Japan.
  The Technology Solutions platform generated revenue of $10.4 million, a decrease of $0.2 million.
  Gross margin was 30%, a 2-point decline reflecting the change in the mix of products and service revenue.
  Cash operating costs2 were $10.6 million, an increase of 13% primarily attributable to an increase in research and product development costs, including work related to next-generation fuel cell stack and modules.
  Adjusted EBITDA2 was ($3.6) million, a decline of 512% or $4.5 million, primarily driven by decreased gross margin from lower revenues, as well as increased cash operating costs.
  Net loss was ($6.0) million, a decline of $5.0 million.
  Net loss per share was ($0.03) compared to ($0.01) in Q3 2017.
  Adjusted net loss2 was ($6.0) million, a decline of $5.0 million.
  Adjusted net loss per share2 was ($0.03) compared to ($0.01) in Q3 2017.
  Cash used by operating activities was ($7.7) million, flat compared to Q3 2017, and reflecting cash operating loss of ($4.9) million and use in working capital of ($2.8) million.
  Cash reserves were $23.2 million at September 30, a decrease of 61% from the end of Q3 2017 and a decrease of 34% from the end of the prior quarter. Cash reserves were impacted in the quarter by the acquisition of certain strategic assets of Automotive Fuel Cell Cooperation Corporation for approximately $4 million, as well as a build-up of inventory in advance of product demand. Subsequent to the quarter, $1.3 million in net cash was received at the closing of the divesture of the Power Manager business.

Q3 2018 Highlights

Strategic Collaboration in China

•	Announced a strategic collaboration with Weichai Power Co., Ltd. ("Weichai") which includes:
	i.	Equity investment by Weichai in Ballard of approximately $163 million, representing a 19.9% interest in the company and reflecting a price of $3.54 per share which is a 15% premium to the 30-day VWAP at the time of the announcement;
	ii.	Establishment of a joint venture with Weichai in which Ballard will initially have a 49% ownership position;
	iii.	$90 million technology transfer to the joint venture related to Ballard's next-generation LCS fuel cell stack and power modules for bus, commercial truck and forklift applications in China; and
	iv.	Commitment by Weichai to build and supply at least 2,000 fuel cell modules for commercial vehicles in China using Ballard technology.
•	In addition, Zhongshan Broad-Ocean Motor Co., Ltd., a current Ballard strategic investor and Chinese partner, agreed to invest a further approximately $20 million at the same $3.54 price per share and 15% premium as Weichai to maintain its 9.9% ownership position in Ballard.
•	Use of proceeds are expected to include investment in Ballard's core fuel cell business, equity contributions to the joint venture to finance Ballard's ownership position in the joint venture's operations, and support of potential M&A transactions.
•	These transactions are expected to close in Q4 2018, subject to completion of definitive agreements, regulatory approvals and other customary closing conditions.

Next-Generation Products

•	Unveiled a next-generation high performance liquid-cooled fuel cell stack, the FCgen®-LCS, which will be a core technology component of Ballard's 8th-generation power module portfolio for use in Heavy Duty Motive applications – including buses, commercial trucks and trains – planned for initial launch in 2019, and other applications such as forklifts.
•	Benefits of the FCgen®-LCS are expected to include:
	i.	40% reduction in total-cost-of-ownership;
	ii.	Planned operating lifetime of more than 30,000 hours;
	iii.	33% increase in power density;
	iv.	Ability to start in cold temperatures from -25[o]C (-13[o]F);
	v.	Tolerance to a widened range of operating conditions;
	vi.	Simplified systems integration; and
	vii.	Sustainability features.

Divestiture of Non-Core Assets

  Announced a definitive agreement to divest certain non-core assets of the company's subsidiary, Protonex, related to the Power Manager business to Revision Military.
  Subsequent to the quarter, on October 5, announced that the transaction had closed and Ballard received an initial payment of approximately $4.1 million, paid in cash and note, with up to a further $11.25 million payable based on achievement of specific sales objectives during a 12-month earn-out period.
  Ballard has retained certain assets related to fuel cell propulsion systems for commercial unmanned vehicles.

U.S. Bus Market

  Announced that El Dorado National's 40-foot Axess fuel cell bus, powered by Ballard's FCveloCity®-HD module, successfully completed testing at The Altoona Bus Research and Testing Center in Pennsylvania under a program established by the Federal Transit Administration (FTA), making them ready for large-scale deployments under FTA funding.

Other

  Acquired certain strategic assets of Automotive Fuel Cell Cooperation Corporation (AFCC), a private company owned by Daimler AG and Ford Motor Company, enabling Ballard to efficiently and rapidly accelerate production growth objectives.
  Subsequent to the quarter, announced two Heavy Duty Motive projects for which the California Air Resources Board has identified preliminary funding and for which Ballard will provide fuel cell modules to power FCEVs planned for 2020 deployment:
    2 terminal fuel cell hybrid electric yard trucks to be operated by TraPac at the Port of Los Angeles, California; and
    4 Class-6 fuel cell hybrid electric delivery trucks to be operated by UPS from its Ontario, California Customer Center.

Q3 2018 Financial Summary

(Millions of U.S. dollars)	Three months ended Sept. 30,			Nine months ended Sept. 30,
	2018	2017	% Change	2018	2017	% Change
GROWTH
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	$6.3	$17.8	-65%	$28.9	$37.1	-22%
Portable Power	$1.9	$0.9	124%	$6.7	$3.0	128%
Material Handling	$2.7	$2.0	31%	$4.8	$6.2	-23%
Backup Power	$0.3	$0.6	-40%	$1.0	$1.2	-13%
Sub-Total	$11.2	$21.3	-47%	$41.4	$47.5	-13%
Technology Solutions	$10.4	$10.6	-2%	$26.7	$33.5	-20%
Total Fuel Cell Products & Services Revenue	$21.6	$31.9	-32%	$68.1	$81.0	-16%
PROFITABILITY
Gross Margin $	$6.4	$10.2	-37%	$22.5	$29.0	-22%
Gross Margin %	30%	32%	-2-point	33%	36%	-3-points
Operating Expenses	$11.8	$11.1	6%	$37.0	$33.3	11%
Cash Operating Costs[2]	$10.6	$9.4	13%	$31.8	$27.8	14%
Adjusted EBITDA[2]	($3.6)	$0.9	-512%	($8.3)	$1.2	-768%
Net Income (Loss)	($6.0)	($1.0)	-486%	($15.9)	($5.2)	-207%
Earnings Per Share	($0.03)	($0.01)	-475%	($0.09)	($0.03)	-202%
Adjusted Net Income (Loss)[2]	($6.0)	($1.0)	-509%	($15.9)	($4.3)	-271%
Adjusted Net Loss Per Share[2]	($0.03)	($0.01)	-475%	($0.09)	($0.02)	-264%
CASH
Cash Provided (Used) by Operating Activities:
Cash Operating Income (Loss)	($4.9)	$0.6	-977%	($9.4)	$0.8	-1,302%
Working Capital Changes	($2.8)	($8.3)	66%	($22.5)	($9.8)	-129%
Cash Provided (Used) By Operating Activities	($7.7)	($7.7)	1%	($31.9)	($9.0)	-253%
Cash Reserves	$23.2	$60.1	-61%

For a more detailed discussion of Ballard Power Systems' third quarter 2018 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, November 1, 2018 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review third quarter 2018 operating results. The live call can be accessed by dialing +1.604.638.5340. Slides related to the Company's financial results will be available during the call in the Earnings, Interviews & Presentations area of the Investors section of Ballard's website at www.ballard/investors. The audio webcast of the call will also be archived on this same page of Ballard's website.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:
1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) attributable to Ballard from continuing operations, excluding transactional gains and losses, asset impairment charges, and acquisition costs.

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For further information: Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 20:00e 31-OCT-18